FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

 Notification of Transactions of Directors and
Persons Discharging Managerial Responsibility

Vesting of awards made under GlaxoSmithKline's share plans in 2006

This notification, prepared in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a), sets out the vesting of share awards made in 2006, under the GlaxoSmithKline Performance Share Plan.

The three-year performance period for the GlaxoSmithKline Performance Share Plan (PSP) awards made in 2006, which commenced on 1 January 2006, came to an end on 31 December 2008.

The Remuneration Committee of the Board of GlaxoSmithKline plc (GSK) considered the performance achieved in respect of the PSP awards and determined that:

  the PSP awards granted in 2006 to Executive Directors and Corporate Executive Team (CET) members, were dependent on Total Shareholder Return (TSR) performance. These awards lapsed in full because the Company's relative Total Shareholder Return (TSR) performance was below the median of the comparator group;

  the PSP awards granted in 2006 to other senior executives, including individuals who have since been appointed an Executive Director or CET member, were dependent in part on TSR performance and in part on EPS performance. Half of these awards lapsed as GSK's TSR performance was below the median of the comparator group and half of these awards vested as GSK's EPS performance exceeded the target level for full vesting.

The following PSP awards, made in 2006, to the then Executive Directors and CET members, who are all persons discharging managerial responsibility (PDMRs), have not vested and have therefore lapsed.

Awards that have not vested and therefore lapsed	Ordinary Shares	ADSs
Mr A P Witty*	77,000
Mr J S Heslop*	100,000
Mr J M Clarke	77,000
Mr M Dunoyer	29,000
Mr D J Phelan		38,500
Mr D Pulman		25,000

* Denotes an Executive Director.

Half of the PSP awards, made in 2006, to senior executives who have since been appointed Executive Directors or CET members, vested on 18 February 2009 and half of the awards lapsed, as set out in the table below.

	Number of Ordinary Shares / ADSs vesting
	Ordinary Shares	ADSs
Dr M M Slaoui*	15,049
Mr S M Bicknell	3,152
Mr E J Gray	6,676
Mr D Learmouth	3,152
Mr W C Louv		2,955
Mr D S Redfern	6,676
Mr J R Stéphenne	15,049
Ms C Thomas	5,024

* denotes an Executive Director

The Company, Directors, and PDMRs were advised of these transactions on 19 February 2009.

V A Whyte
Deputy Company Secretary

19 February 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 19 2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc